Mail Stop 6010
Via Facsimile and U.S. Mail

June 15, 2007

Mr. J. Kevin Buchi
Executive Vice President and
Chief Financial Officer
Cephalon, Inc.
41 Moores Road
P.O. Box 4011
Frazer, PA 19355

Re: Cephalon, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 000-19119

Dear Mr. Buchi:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief